UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HC2 Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

74443P104
(CUSIP Number)

Dov Gertzulin DG Capital Management, LLC 460 Park Avenue, 13th Floor New York, NY 10022 Tel. No.: 646-942-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,368,805 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,368,805 shares (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,368,805 shares (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,368,805 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,368,805 shares (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,368,805 (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person (See Instructions) HC, IN

1	Names of Reporting Persons. DG Value Partners II Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 999,801 shares (See Item 2 below)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 999,801 shares (See Item 2 below)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 999,801 (See Item 2 below)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) PN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of HC2 Holdings, Inc., a Delaware corporation formerly known as PTGi Holding, Inc. (the “Issuer”), 460 Herndon Parkway, Suite 150, Herndon, Virginia 20170, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 15, 2014.

This Amendment is being filed to amend Items 2, 3, 5, 6 and 7, as follows:

Item 2.	Identity and Background

Item 2 is hereby amended as follows:

(a) This Schedule 13D is being filed jointly by and on behalf of DG Capital Management, LLC (“DG Capital”), Dov Gertzulin and DG Value Partners II Master Fund, LP (the “Master Fund” and together with DG Capital and Mr. Gertzulin, the “Reporting Persons”).

Shares reported herein for DG Capital represent an aggregate of 1,192,335 shares of Common Stock and an aggregate of 5,000 shares of Series A Convertible Participating Preferred Stock of the Issuer (the “Preferred Stock”) beneficially owned by private investment funds (the “Funds”), including the Master Fund, for which DG Capital serves as investment adviser.  Mr. Gertzulin serves as Managing Member of DG Capital.  Each share of Preferred Stock is convertible into shares of Common Stock at a conversion price of $4.25 per share, subject to adjustment from time to time for various corporate transactions.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

(b) The address of the principal business office of each reporting person is 460 Park Avenue, 13th Floor, New York, NY 10022.

(c) The principal business of DG Capital is acting as an investment adviser to the Funds and other accounts.  The principal occupation of Mr. Gertzulin is serving as Managing Member of DG Capital.  The Master Fund is a private investment fund.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover pages.

The percentage calculations herein are based on there being 15,688,644 shares of Common Stock outstanding as of April 30, 2014, as reported in the by the Issuer in its Quarterly Report for the quarter ended March 31, 2014, as filed with the Securities and Exchange Commission on May 9, 2014.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following information:

On May 29, 2014, the Funds for which DG Capital serves as investment adviser (including the Master Fund) entered into an agreement with the Issuer to acquire an aggregate of 5,000 shares of Preferred Stock for an aggregate purchase price of $5,000,000 using working capital of the Funds.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended to add the following information:

(c)  The following table lists transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Amendment:

Transaction	Date	No. Shares	Price Per Share
Open market purchase of Common Stock	4/30/2014	70,000 *	$3.95
Open market purchase of Common Stock	5/21/2014	25,000 **	$4.00
Open market purchase of Common Stock	5/21/2014	50,000 +	$3.98
Private purchase of Preferred Stock from the Issuer	5/29/2014	5,000 ++	$1,000

*       51,156 shares of Common Stock were for the account of the Master Fund.
**     17,067 shares of Common Stock were for the account of the Master Fund.
+       34,135 shares of Common Stock were for the account of the Master Fund.
++     2,071shares of Preferred Stock were for the account of the Master Fund.  These shares of Preferred Stock are currently convertible into 487,294 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

On May 29, 2014, the Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the Issuer and the other purchaser parties named therein, relating to the sale of Preferred Stock.  The Purchase Agreement also includes a standstill agreement that provides that, except as permitted under the Purchase Agreement, for a three-year period the Reporting Persons and certain related parties will not acquire, in the aggregate, beneficial ownership of more than 15% of the Common Stock, participate in a solicitation of proxies with respect to the Issuer, submit a written proposal to the Issuer’s board of directors regarding a merger or certain other types of transactions, and take certain other actions.  Certain of these restrictions will terminate prior to the end of the three-year period in the event that certain actions occur that would result in a change of control or bankruptcy of the Issuer.

In addition, subject to the Reporting Persons’ meeting certain ownership thresholds and certain exceptions, the Purchase Agreement provides that the Reporting Persons will be entitled to (i) participate on a pro rata basis in accordance with its ownership percentage, in certain issuances of equity and equity-linked securities by the Issuer, (ii) purchase in the aggregate up to 25% of issuances of non-convertible and non-voting preferred equity securities of the Issuer, (iii) purchase in the aggregate up to 5% of the principal amount of debt securities issued or indebtedness incurred in debt transactions of the Issuer and (iv) exercise a right of first offer with respect to the issuance of any additional shares of Preferred Stock or shares of equity securities of the Issuer that rank on parity with the Preferred Stock.

On May 29, 2014, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Persons and the other purchasers of the Preferred Stock, providing such parties with, among other things, the right to demand registration of shares of Common Stock issuable to them upon conversion of the Preferred Stock and certain other shares of Common Stock acquired by them, to have such shares registered by the Issuer without making a demand once the Issuer is eligible to register such shares on Form S-3, and to participate in registered underwritten offerings of securities conducted by the Issuer.

On May 29, 2014, the Issuer entered into a Credit Agreement (the “Credit Agreement”) with certain subsidiary guarantors, the Reporting Persons and the other lender parties named therein, Jefferies LLC, as lead arranger, as book manager, as documentation agent for the lenders and as syndication agent for the lenders, and Jefferies Finance LLC, as administrative agent for the lenders and as collateral agent for the secured parties.  The Credit Agreement established for the Issuer a senior secured credit facility providing for an eighteen-month term loan of an aggregate of $80 million.  The Reporting Persons loaned an aggregate of $5,000,000 to the Issuer under this facility.

Borrowings under the Credit Agreement will bear interest at a floating rate which can be, at the Issuer’s option, either (i) an alternate base rate (of not less than 2%) plus an applicable margin or (ii) a LIBOR borrowing rate for a specified interest period (of not less than 1%) plus an applicable margin. The applicable margin for borrowings under the Credit Agreement starts at 7.50% per annum for alternate base rate loans and 8.50% per annum for LIBOR loans and increases by 25 basis points every three months.

The descriptions above summarize only portions of the Purchase Agreement, the Registration Statement and the Credit Agreement, and such summaries are qualified in their entirety by reference to the full text of such agreements.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following information:

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.
Exhibit 99.2	The Securities Purchase Agreement is incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2014.
Exhibit 99.3	The Registration Rights Agreement is incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2014.
Exhibit 99.3	The Credit Agreement is incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 5, 2014

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

DOV GERTZULIN

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually

DG VALUE PARTNERS II MASTER FUND, LP

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member of its General Partner, DG Capital Partners II, LLC